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|FORM 4|
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[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

  Franklin                            Martin                E.
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   (Last)                           (First)             (Middle)

     c/o Jarden Corporation
     555 Theodore Fremd Aveune
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                                    (Street)

    Rye                               NY                 10580
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Jarden Corporation (JAH)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Day/Year

     April 29, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Chairman and Chief Executive Officer
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7.   Individual or Joint/Group Filing (Check Applicable Law)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3 and 4)                Following      (D)       Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       Direct or Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) (I)       Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 and  Indirect  Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     4)            (Instr.4) (Instr.4)
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Common Stock                4/29/03                 J(1)           115,144       D      $29.97     620,545       D
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Common Stock                4/29/03                 J(3)            48,860       D      $29.97     254,792      I(2)
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 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of (D)        (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     Any      8)       4, and 5)     Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Stock        $19.35                                            (4)    7/2/12   Common    500,000           500,000    D
Options                                                                        Stock
(Right
to Buy)
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(1) Mr. Franklin surrendered 115,144 shares of common stock to the issuer in full and final repayment of the outstanding principal amount and accrued interest under the note, dated January 24, 2002, made by Mr. Franklin to the issuer pursuant to the issuer's 2002 Executive Loan Program.

(2) Shares held by Ian G.H. Ashken. Mr. Franklin entered into a voting agreement, dated as of August 22, 2002, with Mr. Ashken, pursuant to which Mr. Franklin has the power to vote, or direct the vote, over all of these shares. Mr. Franklin disclaims beneficial ownership of these securities and this report shall not be deemed to be an admission that he is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.

(3) Mr. Ashken surrendered 48,860 shares of common stock to the issuer in full and final repayment of the outstanding principal amount and accrued interest under the note, dated January 24, 2002, made by Mr. Ashken to the issuer pursuant to the issuer's 2002 Executive Loan Program.

(4)  Exercisable in four equal annual installments beginning on July 2, 2003.

*    If the Form is filed by more than one reporting person, See
     Instruction 4(b)(v)


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Martin E. Franklin                                        April 30, 2003
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      **Signature of Reporting Person                             Date